Exhibit 99.2

PRESS RELEASE

BROOKFIELD ASSET MANAGEMENT ANNOUNCES PRICING OF
US$550 MILLION NOTE OFFERING

TORONTO, September 11, 2017 — Brookfield Asset Management Inc. (“Brookfield”) (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) today announced the pricing of its previously announced public offering of notes due 2047 (the “notes”). The size of the offering was increased from US$500 million to US$550 million. The notes will have a coupon of 4.700% and will be issued at a price equal to 99.219% of their face value for an effective yield of 4.749%. The notes will be issued by a subsidiary of Brookfield, Brookfield Finance Inc., and be fully and unconditionally guaranteed by Brookfield. The net proceeds of the offering will be used for general corporate purposes. The offering is expected to close on or about September 14, 2017.

The notes will be offered under Brookfield Finance Inc.’s existing base shelf prospectus filed in the United States and Canada. In the United States, the notes are being offered pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission on February 24, 2017. The offering will be made only by means of a prospectus supplement relating to the offering of the notes. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Before you invest, you should read these documents and other public filings by Brookfield for more complete information about Brookfield and this offering.

Alternatively, copies can be obtained from:

Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005-2836 Telephone: 1-800-503-4611 Email: prospectus.CPDG@db.com	HSBC Securities (USA) Inc. 452 5th Avenue New York, New York 10018 Attention: Transaction Management Americas Telephone: 1-866-811-8049 Email: tmg.americas@us.hsbc.com

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This news release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

Brookfield Asset Management

Brookfield Asset Management Inc. is a global alternative asset manager with approximately US$250 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please contact:

Claire Holland Communications & Media Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The word “will” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the offering, the use of proceeds from the offering and the expected closing date of the offering described in this news release. Although Brookfield believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in the Company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the Company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.